Stratus Technologies Bermuda Holdings Ltd.
Ratio of Earnings to Fixed Charges
Exhibit 12

										November 28,		November 22,
	2010		2009		2008		2007	2006		2010		2009

Earnings
Income (loss) before taxes	$8,229		$(10,131)		$(11,076)		$(44,939)	$1,899		$(6,357)		$4,587
Total fixed charges	27,625		35,194		38,569		34,928	23,339		33,745		21,287

Earnings (as defined)	$35,854		$25,063		$27,493		$(10,011)	$25,238		$27,388		$25,874

Fixed Charges
Operating lease expense factored at one-third	$2,318		$2,374		$2,416		$2,129	$2,229		$1,674		$1,750
Interest cost	25,307		32,820		36,153		32,799	21,110		32,071		19,537

Total fixed charges	$27,625		$35,194		$38,569		$34,928	$23,339		$33,745		$21,287

Ratio of earnings to fixed charges	1.3	x	0.7	x	0.7	x	—	1.1	x	0.8	x	1.2	x
Surplus (deficiency) in fixed charge coverage ratio	$8,229		$(10,131)		$(11,076)		$(44,939)	$1,899		$(6,357)		$4,587
For purposes of computing the ratio of earnings to fixed charges, earnings consist of net income (loss) before tax plus fixed charges. Fixed charges consist of interest expense on all indebtedness, plus one-third proportion of rental expense deemed to be representative of the interest.